UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ares Strategic Income Fund
(Name of Issuer)
Ares Strategic Income Fund
(Name of Person(s) Filing Statement)
Class I Shares of Beneficial Interest
(Title of Class of Securities)
04020E404, 04020E107 and U2225W101
(CUSIP Number of class of securities)
Class D Shares of Beneficial Interest
(Title of Class of Securities)
04020E305
(CUSIP Number of class of securities)
Class S Shares of Beneficial Interest
(Title of Class of Securities)
04020E206
(CUSIP Number of class of securities)

Joshua M. Bloomstein
General Counsel
Ares Strategic Income Fund
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:
Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800
May 21, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.   Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.   Subject Company Information.
(a)
The name of the issuer is Ares Strategic Income Fund (the “Fund”). The Fund is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 245 Park Avenue, 44th Floor, New York, New York 10167 and the telephone number is (212) 750-7300.

(b)
The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest, par value $0.01 per share (the “Class I Shares”), Class D common shares of beneficial interest, par value $0.01 per share (the “Class D Shares”), and Class S common shares of beneficial interest, par value $0.01 per share (the “Class S Shares” and together with Class I Shares and Class D Shares, the “Shares”), or portions thereof. As of the close of business on April 30, 2025, there were approximately 235,324,405 Class I Shares outstanding, 20,461,973 Class D Shares outstanding, and 37,057,198 Class S Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 5.0% of the Fund’s outstanding Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5.0% of the Fund’s Shares outstanding as of April 30, 2025.

(c)
Shares are not traded in any market.

Item 3.   Identity and Background of Filing Person.
(a)
The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Ares Capital Management LLC (the “Adviser”) serves as the investment adviser for the Fund. The Adviser is located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067 and its telephone number is (310) 201-4100. The members of the Fund’s Board of Trustees (the “Board”) are R. Kipp deVeer, Mitchell Goldstein, Michael L. Smith, Sandra R. Anceleitz, Ann Torre Bates, Steven B. McKeever and Eric B. Siegel (each, a “Trustee”). The Co-Chief Executive Officers are Mitchell Goldstein and Michael L. Smith, the President is Jim Miller, the Chief Financial Officer and Treasurer is Scott C. Lem, the Chief Accounting Officer is Paul Cho, the Chief Operating Officer is Jana Markowicz, and the General Counsel and Secretary is Joshua M. Bloomstein. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b) – (c)
Not applicable.

Item 4.   Terms of the Transaction.
(a)(1)(i)
Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 14,642,179 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on June 20, 2025 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)
The purchase price of a Share (or portion thereof) tendered will be its net asset value as of May 30, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a written notice (the “Acceptance Notice”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will receive cash in an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Form of the Acceptance Notice is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.
(iii)
The Offer is scheduled to expire on June 20, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)
Not applicable.

(v)
Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)
Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to the Fund’s transfer agent, SS&C GIDS, Inc.). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)
Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)
Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)
Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

(xi)
Not applicable.

(xii)
Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)
Not applicable.

(b)
Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.
(a)
Not applicable.

(b)
Not applicable.

(c)
Not applicable.

(d)
Not applicable.

(e)
The Fund’s prospectus, dated April 23, 2025, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers.

Except as described below, the Fund is not aware of any other agreement, arrangement, or understanding relating, directly or indirectly, to the Offer, whether or not legally enforceable, between: (i) the Fund, the Adviser, the Fund’s officers or members of the Board or any person controlling the Fund, the Adviser, the Fund’s officers or the Board; and (ii) any other person, with respect to the Shares. As described in the Prospectus, the Fund is currently publicly offering on a continuous basis up to $15.0 billion of its Shares, pursuant to a registered offering. Additionally, as described in the Prospectus, the Fund has sold unregistered Shares as part of private offerings. Certain investors that purchased the Fund’s Class I Shares through a private placement conducted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated under the Securities Act entered into an agreement with the Adviser, pursuant to which each such investor agreed to restrictions on the percentage of its Shares each such investor could tender in any anticipated quarterly tender offer by the Fund prior to the fourth quarter of 2026, subject to certain agreed-upon terms and limitations.
Item 6.   Purposes Of This Tender Offer and Plans or Proposals.
(a) – (b)
Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.   Source and Amount of Funds or Other Consideration.
(a) – (d)
Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.   Interest in Securities of the Issuer.
(a)
Based on the number of Shares outstanding as of April 30, 2025, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Sandra R. Anceleitz	—	—
Ann Torre Bates	20,953	*
Steven B. McKeever	—	—
Eric B. Siegel	—	—
R. Kipp deVeer	—	—
Mitchell Goldstein	184,638	*
Michael L. Smith	—	—
Scott C. Lem	—	—
Paul Cho	—	—
Joshua M. Bloomstein	—	—
Jana Markowicz	—	—
Jim Miller	—	—
Ares Management LLC	1,000	*

*
Less than 1%.

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.
(b)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past 60 days, the Fund has issued to the Adviser, Trustees and executive officers of the Fund an aggregate of approximately 324 Shares, including the net impact of Shares issued pursuant to the Fund’s distribution reinvestment plan, for net proceeds of approximately $8,876 from the Adviser, any Trustee or executive officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)
No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.   Financial Statements.
(a)
Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Fund is a public reporting company under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

(b)
Not applicable.

Item 11.   Additional Information.
(a)(1) None.
(2) None.
(3) Not applicable.
(4) None.
(5) None.
(c)
The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.   Exhibits.
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Forms of Letter of Transmittal.
(a)(1)(iv)	Form of Notice from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Forms of Notice of Withdrawal of Tender.
(a)(2) – (4)	Not applicable.
(b)	None.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
EX-FILING FEES	Filing Fee Table.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ARES STRATEGIC INCOME FUND
By:
/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein
Title:   General Counsel and Secretary
Dated: May 21, 2025

EXHIBIT INDEX
Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Forms of Letter of Transmittal.
(a)(1)(iv)	Form of Notice from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Forms of Notice of Withdrawal of Tender.
EX-FILING FEES	Filing Fee Table.